STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

May 24, 2011

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
Rule 477 Request by Starboard Investment Trust (File Nos. 333-159484 and 811-22298) to withdraw the amendment to the Registration Statement filed on Form N-1A with respect to the GlobalAfrica Mutual Funds

Ladies and Gentlemen,

We request, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of Post Effective Amendment No. 30 to the Trust’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission on December 30, 2010, EDGAR Accession Number: 0001464413-10-000129.  The Trust is requesting withdrawal of the amendment because it no longer intends to offer shares of the GlobalAfrica Equity Fund, GlobalAfrica Natural Resources Fund, GlobalAfrica Infrastructure Fund, and GlobalAfrica Income Fund and has eliminated such series of shares.  No securities were issued or sold pursuant to the amendment.

If you have any questions concerning the foregoing, please contact the undersigned at 252-972-9922, extension 249.

Yours truly,

Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Marc L. Collins, Esq.
Thompson Hine, LLP
312 Walnut Street, 14th Floor
Cincinnati, OH 45202